Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Years Ended December 31,					Three Months Ended March 31,
	2014	2013	2012	2011	2010	2015
	(Dollars in Millions)
Income (loss) from continuing operations before income taxes	$147	$(158)	$334	$164	$158	$91
Less:
Equity in earnings of affiliates	12	15	8	8	5	4
Add:
Cash dividends received	—	—	—	—	—	—
Interest portion of rent expense	76	58	49	45	42	20
Interest expense	754	474	412	375	424	199
Amortization of capitalized interest	10	9	9	9	9	3

Earnings (loss), as adjusted	$975	$368	$796	$585	$628	$309

Fixed charges:
Interest expense	754	474	412	375	424	199
Capitalized interest	25	14	6	8	4	2
Interest portion of rent expense	76	58	49	45	42	20

Total fixed charges	$855	$546	$467	$428	$470	$221

Ratio of earnings to fixed charges(a)	1.1x	—	1.7x	1.4x	1.3x	1.4x

Deficiency		$178